ENTERASYS
NETWORKS™

50 Minuteman Road
Andover, Massachusetts 01810
April 23, 2003

Dear Stockholder:

You are cordially invited to attend our 2003 Annual Meeting of Stockholders to be held on Tuesday, June 17, 2003 at the offices of Ropes & Gray, One International Place, Boston, MA 02110.

At this meeting, you are being asked to (i) elect two Class II directors and (ii) transact such other business as may properly come before the meeting and any and all adjourned sessions thereof.

YOUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE "FOR" THE DIRECTOR NOMINEES.

You should read with care the proxy statement that describes the director nominees and presents other important information. Please complete, sign and return your proxy promptly in the enclosed envelope. We are also offering our stockholders the opportunity to vote electronically via the Internet or by telephone, detailed instructions for which are enclosed.

We hope that you will join us on June 17, 2003.

Sincerely,

William K. O'Brien

WILLIAM K. O'BRIEN
Chief Executive Officer

ENTERASYS
NETWORKS™

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
Tuesday, June 17, 2003

Notice is hereby given that the Annual Meeting of Stockholders of Enterasys Networks, Inc. (the "Company") will be held at the offices of Ropes & Gray, One International Place, Boston, MA 02110, on Tuesday, June 17, 2003 at 10:00 a.m., Eastern Time, for the following purposes:

1. To elect two Class II directors to serve until the 2006 Annual Meeting of Stockholders; and

2. To transact such other business as may properly come before the meeting and any and all adjourned sessions thereof.

Only stockholders of record at the close of business on April 17, 2003 are entitled to notice of and to vote at the Annual Meeting of Stockholders and any and all adjourned sessions thereof.

By order of the Board of Directors,



GERALD M. HAINES II
Secretary

Andover, Massachusetts
April 23, 2003

> **IT IS IMPORTANT THAT YOUR STOCK BE REPRESENTED AT THE MEETING. PLEASE VOTE EITHER ELECTRONICALLY, BY TELEPHONE OR BY SIGNING AND RETURNING THE ENCLOSED PROXY AS PROMPTLY AS POSSIBLE WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING IN PERSON.**

ENTERASYS NETWORKS, INC.
50 Minuteman Road
Andover, Massachusetts 01810

PROXY STATEMENT
For the 2003 Annual Meeting of Stockholders
to be held on Tuesday, June 17, 2003.

ANNUAL MEETING

The enclosed form of proxy is solicited on behalf of the Board of Directors of Enterasys Networks, Inc. (the "Company") for use at the Annual Meeting of Stockholders (the "Meeting") to be held at the offices of Ropes & Gray, One International Place, Boston, MA 02110, on Tuesday, June 17, 2003, at 10:00 a.m., Eastern Time, and at any and all adjourned sessions thereof.

The proxies named in the form of proxy have been designated by the Board of Directors of the Company. Giving the proxy will not affect your right to revoke the proxy prior to voting or your right to vote in person should you decide to attend the Meeting. Shares represented by the enclosed form of proxy, when properly executed and presented, will be voted as directed therein.

This Proxy Statement, the enclosed form of proxy and the Company's Annual Report to Stockholders (the "Annual Report"), including financial statements for the fiscal year ended December 28, 2002, will be mailed together to the Company's stockholders on or about May 5, 2003.

Matters to be Considered at the Annual Meeting

The specific proposals to be considered and acted upon at the Meeting are summarized in the accompanying Notice of Annual Meeting of Stockholders.

Proxy Solicitation

The expense of soliciting proxies will be borne by the Company. Officers and regular employees of the Company (who will receive no compensation in addition to their regular salaries) may communicate directly or by mail, telephone, or other communication methods with stockholders to solicit proxies. The Company will also reimburse brokers and other persons for their reasonable charges and expenses in forwarding soliciting materials to their principals.

Outstanding Shares and Voting Power

The holders of record of shares of the Company's common stock, $.01 par value per share (the "Common Stock"), at the close of business on April 17, 2003 are entitled to receive notice of and to vote at the Meeting. As of that date the Company had issued and outstanding 203,076,671 shares of Common Stock. All shares of the Company's Common Stock vote together as a single class on all matters. On each matter to come before the Meeting, each share of Common Stock is entitled to one vote.

Consistent with state law and under the Company's by-laws, a majority of the shares entitled to be cast on a particular matter, present in person or represented by proxy, constitutes a quorum. Abstentions and "broker non-votes" (i.e., shares represented at the Meeting held by brokers or nominees as to which (i) instructions have not been received from the beneficial owners or persons entitled to vote and (ii) the broker or nominee does not have discretionary voting power on a particular matter) are counted as present for the purpose of determining the presence of a quorum for the transaction of business. Votes cast by proxy or in person at the Meeting will be counted by persons appointed by the Company to act as election inspectors for the Meeting.

The nominees for election as directors at the Meeting will be elected if they receive a plurality of votes properly cast. The election inspectors will count the total number of votes cast "for" each nominee for the purpose of determining which nominees have received the most votes. Neither abstentions nor broker non-votes will have any effect on the outcome of voting on the election of the Directors.

Voting Electronically Via the Internet or by Telephone

Stockholders whose shares are registered directly with EquiServe may vote either via the Internet or by calling EquiServe. Specific instructions to be followed by any registered stockholder interested in voting via the Internet or by telephone are set forth on the enclosed proxy card. The Internet and telephone voting procedures are designed to authenticate your identity and to allow you to vote your shares and to confirm that your instructions have been properly recorded.

If your shares are registered in the name of a bank or brokerage firm and you have not elected to receive your Annual Report and Proxy Statement over the Internet, you may be eligible to vote your shares electronically over the Internet or by telephone. A large number of banks and brokerage firms are participating in the ADP Investor Communication Services online program. This program provides eligible stockholders who receive a paper copy of the Annual Report and Proxy Statement the opportunity to vote via the Internet or by telephone. If your bank or brokerage firm is participating in ADP's program, your voting form will provide instructions. If your voting form does not reference Internet or telephone information, or if you do not wish to vote via the internet or telephone, please complete and return the paper proxy card in the self-addressed, postage paid envelope provided. Stockholders who elected to receive the Annual Report and Proxy Statement over the Internet will receive an e-mail on or about May 5, 2003 with information on how to access the Annual Report and Proxy Statement and instructions for voting.

Voting and Revocation of Proxies

You may revoke your proxy at any time before it is exercised by (i) returning to the Company another properly signed proxy representing such shares and bearing a later date, (ii) delivering a written revocation to the Secretary of the Company, or (iii) attending the Meeting or any adjourned session thereof and voting in person the shares covered by the proxy. Shares represented by the enclosed form of proxy properly executed and returned, and not revoked, will be voted at the Meeting as directed therein. **If a proxy is properly executed and received by the Secretary of the Company, but no instructions are indicated, then the proxy will be voted to elect the persons named below as nominees for director, and in the manner as the person named on the enclosed proxy card in his or her discretion determines upon such other business as may properly come before the Meeting or any adjournment or postponement of the Meeting.**

PROPOSAL 1: ELECTION OF CLASS II DIRECTORS

The Company's Restated Certificate of Incorporation and By-laws provide for the classification of the Board of Directors into three classes, as nearly equal in number as possible, with the term of office of one class expiring each year. The Board of Directors has voted to fix the number of directors at five. Unless otherwise instructed, the enclosed proxy will be voted to elect the persons named below as Class II director nominees for a term of three years expiring at the 2006 Annual Meeting of Stockholders or, if later, at the time their respective successors are duly elected and qualified. If any of the nominees are unavailable as a candidate at the Meeting, votes pursuant to the proxy will be voted either for a substitute nominee designated by the Board of Directors or, in the absence of such designation, in such other manner as the directors may in their discretion determine. Alternatively, in such a situation, the Board of Directors may take action to fix the number of directors for the ensuing year at less than five, depending on the number of nominees who are then able to serve. The Board of Directors does not anticipate that any nominee will become unavailable as a candidate.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE NOMINEES AS CLASS II DIRECTOR.

The nominees as Class II director and the incumbent Class III and Class I directors are as follows:

Nominees as Class II Director
Terms Expires 2003

James A. Davidson, 43
Director since September 2000

Mr. Davidson is a founder and principal of Silver Lake Partners, a private equity firm. From June 1990 to November 1998, Mr. Davidson was an investment banker with Hambrecht & Quist, LLC, most recently serving as Managing Director and Head of Technology Investment Banking. He is also a member of the Board of Directors of Seagate Technology Holdings and the Board of Directors of Flextronics International Ltd.

Ronald T. Maheu, 60
Director since February 2003
Member of the Audit Committee

Mr. Maheu provides strategic and financial advice to technology and other companies and is a Lecturer at Boston University's Graduate School of Management. He was on the U.S. and Global Boards of Partners and Principals of PricewaterhouseCoopers LLP from 1998 to 2001 and during the same period served on the Nominating Committees of both boards. He also served on the Global Audit Committee and chaired the US Finance Committee of PricewaterhouseCoopers LLP. From 1994 to 1998, Mr. Maheu served as the chair of the Coopers & Lybrand LLP Finance Committee. From 1990 through the present, he has served on the Audit Committee of Associated Industries of Massachusetts. Mr. Maheu is also a member of the Board of Directors of Charles River Associates, Inc.

Class III Director
Term Expires 2004

William K. O'Brien, 58
Chief Executive Officer and Director since April 2002

Mr. O'Brien has served as a Director and as Chief Executive Officer of the Company since April 2002. Prior to joining the Company, from July 2000 to March 2002, he was retired. From July 1998 through June 2000, he was Global Managing Partner of PricewaterhouseCoopers LLP, serving on the Global Leadership Team as transition leader for the merger of Price Waterhouse LLP and Coopers & Lybrand LLP and as Global Leader of Human Capital. From October 1994 through June 1998, he was Chief Operating Officer of Coopers & Lybrand LLP.

Class I Directors
Terms Expire 2005

Paul R. Duncan, 62
Director since 1989
Member of the Incentive Compensation Committee and Audit Committee

Mr. Duncan was an Executive Vice President of Reebok International Ltd., a manufacturer of athletic footwear and apparel, from 1990 until his retirement in 2001, except for the period of May 1, 1999 through January 30, 2000 when Mr. Duncan temporarily retired. Mr. Duncan also served as Chief Operating Officer of Reebok from June 1995 to October 1995, Chief Financial Officer from May 1985 to June 1995 and has been a Director of Reebok since May 1989.

Edwin A. Huston, 64
Director since August 2001
Member of the Incentive Compensation Committee and Audit Committee

Mr. Huston was Vice Chairman of Ryder System, Inc., an international logistics and transportation solutions company, from May 1999 to June 2001, when he retired. Mr. Huston also served Ryder as Executive Vice President, Finance from 1979 to 1986, Senior Executive Vice President, Finance from 1986 to 1999 and Chief Financial Officer from 1979 to 1999. From 1991 to 1993, he served as Chairman of the Federal Reserve Bank in Atlanta. Mr. Huston also serves as a director of Unisys Corporation, Answerthink, Inc., and Kaman Corporation.

Securities Ownership of Certain Beneficial Owners and Management

The following table sets forth the number of shares of the Company's voting stock beneficially owned (as determined under the rules of the SEC), directly or indirectly, as of March 31, 2003, by (i) each current director of the Company and each nominee for director, (ii) each executive officer and former executive officer of the Company named in the Summary Compensation Table, (iii) all current directors, director nominees and executive officers of the Company as a group, and (iv) each person who is known to the Company to beneficially own more than five percent (5%) of the outstanding shares of any class of the Company's voting stock, as well as the percentage of the outstanding voting stock represented by each such amount. The information in the table is based on information available to the Company. The total number of shares of Common Stock outstanding on March 31, 2003 was 203,027,316. Consistent with the rules of the Securities and Exchange Commission, the table below lists the ownership of the executive officers of the Company named in the Summary Compensation Table, although Messrs. Fiallo and Doron are no longer serving as executive officers of the Company. The information regarding beneficial ownership of directors, director nominees and executive officers as a group represents beneficial ownership of the Company's current directors, director nominees and executive officers. Except as otherwise indicated, each person has sole investment and voting powers with respect to the shares shown as beneficially owned.

BENEFICIAL OWNERSHIP

Name	Common Stock Beneficially Owned	Percent of Class
5% Stockholders		
Craig R. Benson	15,167,952	7.47%
Citadel(1)	10,667,630	5.25%
Elm Ridge Capital(2)	15,754,300	7.76%
FMR Corp.(3)	12,435,700	6.13%
Officers and Directors		
William K. O'Brien(4)	500,000	*
James A. Davidson(5)	7,167,482	3.53%
Yuda Doron	0	*
Paul R. Duncan(6)	113,776	*
Enrique P. Fiallo	100	*
Richard S. Haak, Jr.(7)	79,998	*
Edwin A. Huston(8)	9,333	*
Mads Lillelund(9)	149,787	*
Ronald T. Maheu	0	*
John J. Roese(10)	283,822	*
All current directors and executive officers as a group (11 persons)(11)	8,759,980	4.31%

* Less than 1%

(1) As reported on a Schedule 13G dated February 10, 2003, Citadel Limited Partnership, Citadel Investment Group, L.L.C., Citadel Edison Fund L.P., Citadel Equity Opportunity Fund L.P., Citadel Edison Fund Ltd., Citadel Equity Opportunity Fund Ltd., Citadel Equity Opportunity Investments Ltd., Kenneth Griffin, and GLB Partners, L.P. share voting and dispositive power with respect to all 10,667,630 shares. The address or each of the foregoing entities is 225 W. Washington, 9th Floor, Chicago, Illinois 60606.

(2) As reported on a Schedule 13G dated December 31, 2002, Ronald E. Gutfleish as the Managing Member of Elm Ridge Capital Management, LLC and Elm Ridge Value Advisors, LLC shares voting

and dispositive power with respect to all 15,754,300 shares, Elm Ridge Capital Management, LLC shares voting and dispositive power with respect to 8,123,600 of such shares, and Elm Ridge Value Advisors, LLC shares voting and dispositive power with respect to 7,630,700 of such shares. The address of each of Mr. Gutfleish, Elm Ridge Capital Management, LLC and Elm Ridge Value Advisors, LLC is 747 Third Avenue, 3rd Floor, New York, NY 10017.

(3) As reported on a Schedule 13G dated February 14, 2003, FMR Corp., Edward C. Johnson 3d, and Abigail P. Johnson share voting and dispositive power with respect to all 12,435,700 shares. The address of each of FMR Corp., Mr. Johnson and Ms. Johnson is 82 Devonshire Street, Boston, Massachusetts 02109.

(4) Consists of 500,000 shares of Common Stock subject to options exercisable within 60 days after March 31, 2003.

(5) Mr. Davidson is a managing member of Silver Lake Technology Associates, L.L.C., which is the sole general partner of Silver Lake Partners, L.P. and Silver Lake Investors, L.P. Consequently, pursuant to Rule 16a-1(a)(2) under the Securities Exchange Act of 1934, as amended (the "Act"), Mr. Davidson may be deemed to be the "beneficial owner" of the equity securities of the Company held by such limited partnerships. As of March 31, 2003, (i) Silver Lake Partners, L.P. held warrants to purchase 6,429,394 shares of Common Stock; Class A Parent Warrants to purchase 217,209 shares of Common Stock; and Class B Parent Warrants to purchase 173,768 shares of Common Stock and (ii) Silver Lake Investors, L.P. held warrants to purchase 184,970 shares of Common Stock; Class A Parent Warrants to purchase 6,249 shares of Common Stock; and Class B Parent Warrants to purchase 4,999 shares of Common Stock. Mr. Davidson is also a senior member of Silver Lake Technology Investors, L.L.C. and a managing member of Silver Lake Technology Management, L.L.C., the sole manager of Silver Lake Technology Investors, L.L.C. Pursuant to Rule 16a-1(a)(2) under the Act, Mr. Davidson may therefore also be deemed to be the "beneficial owner" of the following equity securities of the Company held by Silver Lake Technology Investors, L.L.C. as of March 31, 2003: warrants to purchase 142,243 shares of Common Stock; Class A Parent Warrants to purchase 4,806 shares of Common Stock; and Class B Parent Warrants to purchase 3,844 shares of Common Stock. As permitted by Rule 16a-1(a)(4) under the Act, Mr. Davidson disclaims that he is the beneficial owner of the foregoing securities and this filing shall not be deemed an admission that he is, for purposes of Section 16 of the Act or otherwise, the beneficial owner of any equity securities covered by this statement.

(6) Includes 110,442 shares of Common Stock subject to options exercisable within 60 days after March 31, 2003.

(7) Consists of 79,998 shares of Common Stock subject to options exercisable within 60 days after March 31, 2003.

(8) Includes 8,333 shares of Common Stock subject to options exercisable within 60 days after March 31, 2003.

(9) Consists of 149,787 shares of Common Stock subject to options exercisable within 60 days after March 31, 2003.

(10) Includes 283,318 shares of Common Stock subject to options exercisable within 60 days after March 31, 2002.

(11) Includes 1,588,650 shares of Common Stock subject to options outstanding and exercisable within 60 days after March 31, 2003 and 7,167,482 shares of Common Stock subject to warrants outstanding and exercisable within 60 days after March 31, 2003.

Information with Respect to the Board of Directors and Committee Organization

During the fiscal year ended December 28, 2002, the Board of Directors of the Company held a total of fifteen meetings and acted by unanimous written consent on two other occasions. The Company has a standing Audit Committee and a standing Incentive Compensation Committee. No director attended fewer than 75% of the Board of Directors meetings or meetings of committees of the Board of Directors on which he served.

The Audit Committee, which held five meetings during fiscal 2002, reviews with management and the Company's independent public accountants the Company's financial statements, the accounting principles applied in their preparation, the scope of the audit, any comments made by the independent auditors regarding the financial condition of the Company and its accounting controls and procedures, and such other matters as the Audit Committee deems appropriate. In addition, the Audit Committee reviews with management such matters relating to compliance with corporate policies as the Audit Committee deems appropriate. The Board of Directors has adopted a written charter for the Audit Committee. Messrs. Duncan, Huston and Maheu, none of whom is a current or former executive officer or employee of the Company, currently serve on the Audit Committee. Through December 2002, Craig R. Benson, a former director of the Company, served on the committee, and from December 2002 until Mr. Maheu's appointment in February 2003, Mr. Davidson served on the committee. Messrs. Duncan, Huston and Maheu are independent as defined in the listing standards of the New York Stock Exchange. Messrs. Davidson and Benson were independent, as defined in the listing standards of the New York Stock Exchange, during their respective tenure on the committee.

The Incentive Compensation Committee of the Board of Directors held one committee meeting and acted by written consent fourteen times during fiscal 2002. In general, the function of the Incentive Compensation Committee is to review the operation of the Company's equity incentive plans and related programs of the Company. Messrs. Duncan and Huston currently serve on the Incentive Compensation Committee.

Director Compensation

Meeting Fees

For their services to the Company, non-employee directors receive an annual retainer of $20,000, plus $1,500 for each Board of Directors and committee meeting attended in person or via telephone. Committee chairmen receive an additional $500 per committee meeting. Directors who are employed by the Company do not receive compensation for attendance at Board of Directors or committee meetings. Directors are reimbursed for expenses attendant to Board membership.

Pursuant to the Deferral Plan for Directors, adopted by the Board of Directors in October 2001, prior to the first day of the calendar year, or within 30 days of becoming a non-employee director, non-employee directors may elect to defer all or a portion of their fees for that calendar year, and any deferred fees earn interest at a rate equal to the rate payable on ten-year United States Treasury securities as of the first day of the calendar year. Deferred fees are payable to the director upon the earliest to occur of the conclusion of the director's service on the Board of Directors, the approval of a hardship request by the plan administrator, or the termination of the plan.

2002 Eligible Director Option Policy

In October 2002, the Board of Directors approved a policy (the "2002 Eligible Director Option Policy") pursuant to which each independent, non-employee director of the Company (an "Eligible Director") was awarded an option to purchase 75,000 shares of Common Stock at the Company's annual stockholders meeting held in December 2002. Messrs. Duncan and Huston were the only Eligible Directors as of the date of the annual stockholders meeting and were each granted an option to purchase 75,000 shares of Common Stock. These options were granted under the Company's 1998 Equity Incentive Plan and vest in three equal installments on each "vesting date" following the date of grant. For purposes of grants under the 2002 Eligible Director Option Policy, "vesting date" means, in each calendar year, the earlier of the anniversary of the date of grant or the date immediately prior to the date of the annual meeting of stockholders.

The policy also provides that each person newly elected or appointed as an Eligible Director will be awarded an option to purchase 75,000 shares of Common Stock on the date of such election or appointment. Each option will be granted under the Company's 1998 Equity Incentive Plan and will vest in three equal installments on each "vesting date" following the date of grant. Upon Mr. Maheu's appointment to the Board of Directors in February 2003, Mr. Maheu was granted an option to purchase 75,000 shares of Common Stock.

The policy also provides for subsequent option grants to Eligible Directors. Beginning with the third annual meeting of stockholders held after an Eligible Director's initial grant, and continuing with each annual meeting of stockholders thereafter, an Eligible Director will be awarded under the Company's 1998 Equity Incentive Plan an option to purchase 25,000 shares of Common Stock. This option will be fully vested on the first "vesting date" following the date of grant.

Compensation Committee Interlocks and Insider Participation

No member of the Company's current Incentive Compensation Committee has ever served as an officer or employee of the Company. None of the Company's executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on the Company's Board of Directors or Incentive Compensation Committee.

Report of the Audit Committee

The Audit Committee reviews and discusses with management and the Company's independent auditors the Company's financial statements, the accounting principles applied in their preparation, any comments made by the independent auditors and such other matters as the Audit Committee deems appropriate. The Audit Committee also discusses with the independent auditors the overall scope and plans for their audit. The Audit Committee periodically meets with the independent auditors, with and without management present, to discuss the results of their examinations, their evaluations of the Company's internal and disclosure controls and procedures, and the Company's financial reporting.

The independent auditors report to the Audit Committee and to the Board of Directors. The Audit Committee has sole authority to appoint and to terminate the engagement of the independent auditors. The Audit Committee has discussed with the Company's independent auditors, KPMG LLP, the matters required to be discussed by Statement of Auditing Standards No. 61 (Communication with Audit Committees), as currently in effect, of the accounting principles, the reasonableness of significant judgments, and the clarity of the disclosures in the financial statements.

In addition, the Audit Committee received from KPMG LLP the written disclosures required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees), as currently in effect, and discussed with KPMG LLP that firm's independence from the Company and its management. In concluding that KPMG LLP is independent, the Audit Committee determined, among other things, that the nonaudit services provided by KPMG LLP were compatible with their independence. Consistent with the requirements of the Sarbanes-Oxley Act of 2002, the Audit Committee has adopted policies to ensure the independence of the independent auditors, such as prior committee approval of nonaudit services and required audit partner rotation.

The Company established an internal audit department in 2002. The Company's internal audit director reports directly to the Audit Committee, in addition to his management reporting responsibility. The Audit Committee meets regularly with the internal audit director, with and without management present, to discuss the overall scope and plans for internal audit and to discuss the results of internal audit examinations and evaluations of the Company's internal and disclosure controls and procedures.

Based on the review and discussions noted above, the Audit Committee recommended to the Board of Directors (and the Board subsequently approved the recommendation) that the Company's audited consolidated financial statements be included in the Company's annual report on Form 10-K for the fiscal year ended December 28, 2002, and filed with the SEC. The Audit Committee has also appointed KPMG LLP as the Company's independent auditors for the 2003 fiscal year.


Audit Committee

Edwin A. Huston
Paul R. Duncan


Executive Officers

The following table sets forth information regarding the Company's executive officers as of April 15, 2003.

Name	Age	Position
William K. O'Brien ...	58	Chief Executive Officer and Director
Mark Aslett	35	President
Thomas D. Bunce	59	Executive Vice President of Engineering
Richard S. Haak, Jr. ..	49	Chief Financial Officer and Treasurer
Gerald M. Haines II ..	40	Executive Vice President of Strategic Affairs, Chief Legal Officer and Secretary
Laura L. Howard	41	Executive Vice President of Worldwide Marketing and Product Management
Raymond G. Hunt	56	Executive Vice President of Supply Chain Management
Mads Lillelund	40	Executive Vice President of Worldwide Sales
John J. Roese	32	Chief Technology Officer

William K. O' Brien has served as a Director and as Chief Executive Officer since April 2002. Prior to joining the Company, from July 2000 to March 2002, he was retired. From July 1998 through June 2000, he was Global Managing Partner of PricewaterhouseCoopers LLP, serving on the Global Leadership Team as transition leader for the merger of Price Waterhouse LLP and Coopers & Lybrand LLP worldwide and as Global Leader of Human Capital. From October 1994 through June 1998, he was Chief Operating Officer of Coopers & Lybrand LLP.

Mark Aslett has served as President since April 2003. Prior to Joining the Company, from June 2001 through November 2002 Mr. Aslett was Executive Vice President, Marketing at Marconi Networks, a telecommunications equipment and solutions provider. From May 2000 to June 2001, he was Managing Partner of Marconi Ventures LLC, a private equity fund. From September 1999 through May 2000, he was Vice President, Portfolio Management and Development at Marconi Capital and Systems Group, a supplier of advanced industrial, electronic and information technology solutions and from September 1998 to September 1999 he was the President, North America of Marconi Communications, formerly GEC Plessey Ltd, a European supplier of capital equipment, software and services to wireless, data and telecommunications service providers.

Thomas D. Bunce has served as Executive Vice President of Engineering since June 1999 and was appointed an executive officer in December 2002. From April 1994 to June 1999, Mr. Bunce served as Vice President of Quality Assurance of the Company.

Richard S. Haak, Jr. has served as Chief Financial Officer and Treasurer since October 2002. From October 2001 to October 2002, he was Vice President of Finance of the Company. Prior to joining the Company, from August 2000 to September 2001, Mr. Haak was Chief Financial Officer of Advantage Schools, a for-profit education management company. From June 1998 to July 2000, he was Vice President and Corporate Controller of PictureTel Corporation, a videoconferencing equipment manufacturer. From 1982 to May 1998, he held a variety of positions at Wheelabrator Technologies Inc. (and its predecessors), an energy and environmental services company, and was its Vice President and Controller from 1993 to May 1998.

Gerald M. Haines II has served as Executive Vice President of Strategic Affairs, Chief Legal Officer and Secretary since May 2001. From September 2000 to May 2001, he served as Senior Vice President and General Counsel of the Company. Prior to joining the Company, from 1995 to 2000, he served as General Counsel and Secretary of Applied Extrusion Technologies, Inc., a specialty plastics company, and as a Vice President of Applied Extrusion Technologies from 1998 to 2000. Prior to 1998, Mr. Haines was a corporate lawyer in private practice in Boston, Massachusetts.

Laura L. Howard has served as Executive Vice President of Worldwide Marketing and Product Management since February 2003. Prior to joining the Company, from May 2000 to February 2003 Ms. Howard was Senior Vice President of Marketing, Product Management and Business Development at Gotham Networks, a provider of communications infrastructure solutions for service providers. From November 1998 to May 2000 she was Senior Vice President, Worldwide Marketing at Ericsson Datacom, Inc. From January 1997 to September 1998 she was Vice President of Marketing, Product Management, Business Development and Sales for the xDSL Business Unit at 3Com Corporation.

Raymond G. Hunt has served as Executive Vice President of Supply Chain Management since August 2002 and was appointed an executive officer in December 2002. Prior to joining the Company, from June 1999 to August 2002 Mr. Hunt was Vice President, Logistics at Mast Industries, a division of the Limited, Inc., a manufacturer, importer and distributor of apparel for men, women and children. From January 1998 to June 1999 he was Senior Vice President, Operations at Mary Kay, Inc. From 1994 to January 1998 he was Manufacturing Operations Manager, Asia Pacific Area at Digital Equipment Corporation.

Mads Lillelund has served as Executive Vice President of Worldwide Sales since April 2002 and was appointed an executive officer of the Company in December 2002. Prior to joining the Company, Mr. Lillelund was in senior management at Lucent Technologies, serving as Vice President, New Media and Global Marketing from July 1999 to April 2002, as Managing Director, Global Channel Partner Marketing from January 1999 to July 1999, and as Managing Director and Regional Vice President, Global Commercial Markets, Europe, Middle East and Africa from January 1997 to December 1998.

John J. Roese has served as Chief Technology Officer since May 1999 and was appointed an executive officer of the Company in December 2002. From 1998 to May 1999 Mr. Roese was Deputy Chief Technology Officer of the Company.

Summary Compensation Table

In October 2001, the Company changed its fiscal year end from the Saturday closest to the last day in February of each year to the Saturday closest to the last day in December of each year. Accordingly, the following table contains information regarding the compensation received for the fiscal year ended December 28, 2002, the transition period beginning March 4, 2001 and ended December 28, 2002, and the fiscal years ended March 3, 2001 and February 29, 2000 by the Company's Chief Executive Officer, the Company's other four most highly compensated executive officers who were serving as executive officers on December 28, 2002, and Mr. Fiallo, former Chairman, President and Chief Executive Officer of the Company. In the table, the transition period is identified as "2001T."

In April 2002, Mr. Fiallo resigned his position as an executive officer of the Company and terminated his employment with the Company. On December 31, 2002, Mr. Doron's employment agreement with the Company ended, and Mr. Doron resigned his position as an executive officer of the Company and terminated his employment with the Company.

Messrs. O'Brien, Doron, Haak, Lillelund and Roese became executive officers of the Company in 2002. Accordingly, the compensation reported in the table below covers the compensation received by Messrs. O'Brien, Doron, Haak, Lillelund and Roese only for the fiscal year ended December 28, 2002.


Summary Compensation Table


Name and Principal Position	Year	Annual Compensation			Long-term Compensation	All Other Compensation ($) (1)
		Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Underlying Options (#)	
William K. O'Brien(2) .... Chief Executive Officer and Director	2002	900,000	—	—	1,500,000	—
Richard S. Haak, Jr. .... Chief Financial Officer and Treasurer	2002	224,068	139,829	—	170,000	—
Mads Lillelund .... Executive Vice President, Worldwide Sales	2002	244,038	148,895	—	264,300	—
John J. Roese .... Chief Technology Officer	2002	236,538	102,845	—	112,500	6,000
Yuda Doron.................... Former President	2002	720,000	—	—	1,200,000	—
Enrique P. Fiallo(3) .... Former Chairman, President and Chief Executive Officer	2002	153,846	—	—	—	461,084
	2001T	253,847	200,500	1,839	—	99,108
	2001	313,943	138,375	—	1,500,000	43,313
	2000	250,000	123,500	—	75,000	51,875

(1) These amounts include matching 401(k) contributions for each fiscal year. In the fiscal year ended December 28, 2002, these amounts also include: (a) for Mr. Roese, a $5,000 patent award and (b) for Mr. Fiallo, loan forgiveness of $114,098 and severance payments of $346,154 pursuant to a Separation Agreement and Release more fully described on page 18.

(2) Upon the expiration of his employment agreement, effective January 1, 2003, Mr. O'Brien's base salary was adjusted to $500,000 per year.

(3) Other Annual Compensation represents reimbursement for the payment of Medicaid taxes. Securities Underlying Options for each of the transition period ended December 29, 2001, the fiscal year ended March 3, 2001 and the fiscal year ended February 29, 2000 represent options to purchase shares of the Company's former subsidiary, also named Enterasys Networks, Inc., which was merged into the Company in August 2001 (the "Enterasys Subsidiary").

Option Grants in the Last Fiscal Year

The following table sets forth grants of options to purchase shares of Common Stock during the fiscal year ended December 28, 2002 to those executive officers listed in the Summary Compensation Table. The potential realizable value of each option set forth in the table below is calculated based upon the terms of the option at its date of grant. It is calculated assuming that the fair market value of the underlying common stock on the date of grant, which is generally the exercise price for the option, appreciates at the indicated annual rates compounded annually for the entire term of the option and that the option is exercised and sold on the last day of its term for the appreciated stock price. These numbers are calculated based on the requirements of the Securities and Exchange Commission and do not reflect the Company's estimate of future stock price growth.

The percentage of total options to purchase shares of the Common Stock granted to employees in the last fiscal year is based on options to purchase an aggregate of 8,075,121 shares of Common Stock granted to employees of the Company during that fiscal year. All options were granted at the fair market value on the date of grant.

As indicated in the table, certain options granted to Messrs. O'Brien and Doron were granted pursuant to the 2002 Stock Option Plan for Eligible Executives ("SOPEE") and have fully vested. All other options listed in the table were granted pursuant to the 1998 Equity Incentive Plan ("EIP") and vest as to 25% of the shares on the first anniversary of the date of grant, then pro rata on a monthly basis thereafter. Vesting of all options granted under the 1998 Equity Incentive Plan accelerates by ten months in the event of a change in control, as defined in the option plan, and may also be subject to further acceleration pursuant to the Company's change-in-control severance benefit plans for key employees.

Option Grants In The Last Fiscal Year

Name	Option Plan	Number of Shares Underlying Options Granted (#)	% of Total Options Granted in Fiscal Year (%)	Per Share Price ($/sh)	Expiration Date	Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term ($) 5%	10%
William K. O'Brien ..	SOPEE	500,000	6.19	1.34	04/04/12	421,359	1,067,807
	EIP	1,000,000	12.38	0.90	07/29/12	566,005	1,434,368
Richard S. Haak, Jr.	EIP	120,000	1.49	1.12	05/08/12	84,523	214,198
	EIP	50,000	0.62	0.90	07/25/12	28,300	71,718
Mads Lillelund	EIP	214,300	2.65	1.12	05/08/12	150,945	382,524
	EIP	50,000	0.62	1.10	08/25/12	34,589	87,656
John J. Roese	EIP	112,500	1.39	1.12	05/08/12	79,241	200,812
Yuda Doron(1)	SOPEE	400,000	4.95	1.34	04/04/12	337,088	854,246
	EIP	800,000	9.91	0.90	07/29/12	452,804	1,147,495

(1) All of the options granted under the EIP terminated in connection with Mr. Doron's termination of employment in December 2002. Of the options granted under the SOPEE, all 400,000 were vested and exercisable for a period of 90 days from December 31, 2002.

Option Exercises and Fiscal Year-end Values

The table below sets forth information for those executive officers listed in the Summary Compensation Table with respect to options exercised during the fiscal year ended December 28, 2002 and options held as of December 28, 2002. The numbers included in the table reflect the effect of the merger of the Enterasys Subsidiary into the Company on options held by the executive officers included therein.

The value of in-the-money options for the Company represents the positive spread between the exercise price of the stock options and the closing price of the Common Stock as of December 27, 2002, which was $1.66 per share.

Option Exercises and Fiscal Year End Values

Name	Shares Acquired on Exercise	Value Realized	Number of Shares of Common Stock Underlying Unexercised Options at Fiscal Year End (#)		Value of Unexercised In-the-Money Options at Fiscal Year End ($)	
			Unexercisable	Exercisable	Unexercisable	Exercisable
William K. O'Brien..........	—	—	1,166,668	333,332	813,334	106,666
Richard S. Haak, Jr.	—	—	255,000	35,000	102,800	0
Mads Lillelund	—	—	402,946	70,011	143,722	264,300
John J. Roese	6,520	37,796	228,421	216,626	60,750	0
Yuda Doron(1)	—	—	966,669	233,331	661,334	74,665
Enrique P. Fiallo	39,123	226,782	—	—	—	—

(1) In connection with Mr. Doron's termination of employment on December 31, 2002 and pursuant to their terms, 800,000 unexercisable options to purchase shares of Common Stock held by Mr. Doron terminated effective on December 31, 2002 and 400,000 options were exercisable for 90 days from December 31, 2002.

Report of the Incentive Compensation Committee on Executive Compensation

The Company's executive compensation program is administered by the Board of Directors. The Board's Incentive Compensation Committee determines the recipients and terms of grants of stock-based incentive awards under the Company's 1998 Equity Incentive Plan and administers the Company's 2002 Stock Option Plan for Eligible Executives, 2002 Employee Stock Purchase Plan and 2001 Equity Incentive Plan. The Incentive Compensation Committee is comprised of Messrs. Duncan and Huston. This report is submitted by the Incentive Compensation Committee and addresses the Company's compensation policies for the fiscal year ended December 28, 2002 as they affected the Company's executive officers.

Executive Officer Compensation

The Company's executive compensation program is designed to attract, retain and reward executives who are capable of leading the Company in achieving its business objectives in the competitive and rapidly changing computer networking industry. The compensation program is based on the philosophy that cash compensation should vary with the performance of the Company and any long-term incentive should closely align the officers' interests with the interests of the Company's stockholders.

Compensation for the executive officers consists of base salary, an incentive cash bonus segment and a stock-based incentive segment. In setting base salary levels, the Board of Directors reviews compensation for competitive positions in the industry and the historical compensation levels of the executives. Increases in annual salaries year-to-year are based upon corporate performance and merit ratings measured by actual individual performance and various subjective performance criteria. The Board does not formally weigh these factors pursuant to a fixed formula.

The Company has established an incentive cash bonus program for its managerial employees, including executive officers. Incentive cash bonuses are awarded annually based on corporate performance as well as objective and subjective performance goals individually tailored for each participant. Objective performance goals typically include specific targets for financial performance, such as revenue, operating income and cash flow, and operating measurements, such as improvements in inventory management and logistics. An executive's incentive bonus may also depend upon discretionary criteria, such as mix of products sold, end-of-quarter backlog, product returns and other factors related to the executive's operating unit. On an annualized basis, target incentive cash bonus awards for the executive officers named in the Summary Compensation Table, other than Messrs. O'Brien, Doron and Fiallo, were 50% of the executive's base salary. Messrs. O'Brien and Doron did not participate in the incentive cash bonus program during fiscal 2002. Target incentive cash bonus awards for Mr. Fiallo are discussed below under the section titled *"Chief Executive Officer Compensation."* The Board of Directors approved the payment of target incentive cash bonuses for fiscal 2002 to each of the executive officers in the Summary Compensation Table based upon a combination of factors, including the individual's bonus target, an evaluation of their performance and the Company's performance relative to pre-determined financial objectives. These bonuses were paid in April 2003 and are reflected in the Summary Compensation Table. Also, in fiscal 2002, Messrs. Haak and Lillelund received special $50,000 and $10,000 retention bonuses, respectively, which are also reflected in the Summary Compensation Table. Mr. Haak's retention bonus was paid in connection with Mr. Haak's decision to accept his promotion to Chief Financial Officer in October 2002.

The Company also seeks to provide long-term compensation through its stock-based incentive compensation program. Stock options are granted to aid in the retention of key employees, including eligible executive officers, and to align the interests of key employees with those of stockholders. Stock options are granted at an exercise price equal to the fair market value on the date of grant. Stock options are granted to key employees, including the executive officers, based on current performance, anticipated future contribution, ability to contribute to the achievement of the Company's strategic goals and objectives, awards generally made to persons in comparable positions in the industry, and the individual's current level of Company stock holdings.

Consistent with the parameters of the Company's stock-based incentive compensation program, Messrs. Doron, Haak, Lillelund, Roese and O'Brien were awarded stock-based incentives. Details on stock options granted to the named executive officers during the transition period ended December 28, 2002 are provided in the table entitled *"Option Grants in the Last Fiscal Year."*

Section 162(m) of the Internal Revenue Code of 1986, as amended, generally limits to $1 million the tax deduction a public company may claim in any taxable year for compensation to the chief executive officer and the four other most highly compensated executive officers unless certain conditions related to such compensation are satisfied. The Incentive Compensation Committee takes into account the regulations under Internal Revenue Code Section 162(m) issued by the Internal Revenue Service. However, the Incentive Compensation Committee intends to continue basing its executive compensation decisions primarily upon performance achieved, both corporate and individual, while retaining the right to make subjective decisions and to award compensation that may or may not meet all of the Internal Revenue Service's requirements for deductibility.

Chief Executive Officer Compensation

Mr. O'Brien was appointed Chief Executive Officer on an interim basis effective as of April 5, 2002 and assumed the additional position of President on January 1, 2003. During the fiscal year ended December 28, 2002, cash compensation for Mr. O'Brien consisted of a base salary of $900,000. Mr. O'Brien was not eligible for, and no bonuses were paid to Mr. O'Brien, during fiscal 2002. In setting Mr. O'Brien's overall salary, incentive award targets, and stock compensation levels, the Incentive Compensation Committee considered current compensation levels for the Company's executive officers, Mr. O'Brien's level of responsibility, and the particular challenges faced by the Company in fiscal 2002. In consideration of these particular challenges, the Company and Mr. O'Brien entered into an Employment Agreement effective as of April 1, 2002 and expiring on December 31, 2002. The agreement, among other things, provided for a base salary of $100,000 per month and the grant of an option to purchase up to 500,000 shares of Common Stock. This agreement is discussed in more detail on page 18 of this Proxy Statement. Upon expiration of the employment agreement, Mr. O'Brien, agreed to continue as Chief Executive Officer of the Company, becoming an at-will employee and reducing his base salary to $500,000. Mr. O'Brien's current salary reflects an evaluation of compensation levels for similar positions in the industry, historical compensation levels for the position, and the compensation levels for the Company's other executive officers.

Mr. Fiallo was appointed Chairman, President and Chief Executive Officer effective as of August 6, 2001, and served in that capacity until his resignation effective as of April 5, 2002. During the fiscal year ended December 28, 2002, cash compensation for Mr. Fiallo consisted of a base salary of $153,846 Mr. Fiallo's target annual incentive cash bonus was 125% of his base salary. No bonuses were paid to Mr. Fiallo during fiscal 2002. In connection with his resignation, the Company entered into a Separation Agreement and Release with Mr. Fiallo pursuant to which Mr. Fiallo received $9,615 per week for a period of twelve months from April 5, 2002. This agreement is discussed in more detail on page 18 of this Proxy Statement. In setting Mr. Fiallo's overall salary, incentive award targets, stock compensation levels, and severance arrangement, the Incentive Compensation Committee considered current compensation levels for the Company's executive officers and Mr. Fiallo's level of responsibility.


Incentive Compensation Committee

Paul R. Duncan
Edwin A. Huston


Change-in-Control Severance Benefit Plan for Key Employees

The Company has amended, restated and renamed its 2002 Change-in-Control Severance Benefit Plan for Key Employees effective as of April 26, 2002. The plan provides severance benefits for various key employees designated by the Board, including each of the executive officers named in the Summary Compensation Table, in the event of specified terminations of employment following a "change in control" (as defined below).

Pursuant to the plan, if a participant's employment is terminated for reasons deemed to be without cause or by the participant for reasons deemed to be valid under the plan within the 18-month period following a change in control, the participant will receive the following severance benefits from the Company:

- an amount equal to the annual base salary of the participant in effect immediately before the date of termination or immediately before the change in control, whichever is higher;

- an amount equal to the highest aggregate amount of bonus paid to the participant in cash (or, if not paid in cash, deferred) in any one of the three most recent fiscal years ended before the termination or the participant's target incentive bonus for the fiscal year in which the change in control occurs, whichever is higher;

- a pro-rated portion of the target incentive bonus of the participant for the fiscal year in which the termination occurs, adjusted for periods for which the participant has already been paid amounts under the incentive bonus arrangement;

- accelerated vesting of participant's options to purchase shares of Common Stock, such that the number of options that would have become vested and exercisable during the seven months (or for those four participants who were participants in the Cabletron change-in-control plan, the eighteen months) following the participant's termination of employment will become immediately vested and exercisable for a period of 90 days;

- the right to continue to participate in the Company's medical, dental and life insurance plans or programs for a period of one year following termination; and

- a gross-up payment which will apply if amounts paid to a participant would be effectively reduced by a federal excise tax on excess parachute payments, in which case a participant will be entitled to receive additional cash so that the participant will have received the amount that the participant would have received in the absence of any parachute tax after the participant has paid the parachute taxes.

A change in control under the plan generally includes the following events:

- a person or group becomes the beneficial owner of thirty percent (30%) or more of the then outstanding shares of Common Stock or the combined voting power voting power of the Company's then outstanding voting securities entitled to vote for the election of directors;

- directors at the time of adoption of the plan, or later approved by the Board, cease to constitute a majority of the Company's Board;

- a merger, consolidation or other reorganization involving the Company, or a sale or other disposition of all or substantially all of the assets of the Company, other than certain defined transactions; or

- approval by the stockholders of a complete liquidation or dissolution of the Company.

Employment Agreements

In consideration of the particular challenges faced by the Company in fiscal 2002, and in connection with Mr. O'Brien's agreement to serve as interim Chief Executive Officer, Mr. O'Brien and the Company entered into an employment agreement, effective as of April 1, 2002, which terminated in accordance with its terms on December 31, 2002. Following termination of this agreement, Mr. O'Brien, with the approval of the Board of Directors, determined to continue as Chief Executive Officer and President of the Company and became an at-will employee of the Company. Under the employment agreement, Mr. O'Brien's base salary was $100,000 per month during the term of the agreement, and Mr. O'Brien was granted an option to purchase up to 500,000 shares of Common Stock. Pursuant to the Employment Agreement, the stock option was scheduled to vest in 12 equal monthly installments unless the Company met specified revenue, cash flow and operating income targets, in which case the vesting accelerated as provided in the agreement. As of December 31, 2002, all 500,000 shares were fully vested.

Mr. Doron joined the Company at the same time as Mr. O'Brien, and the Company entered into an employment agreement with Mr. Doron. The Company's agreement with Mr. Doron included substantially the same terms as the Company's agreement with Mr. O'Brien, except that Mr. Doron's base salary was $80,000 per month during the term of the agreement and Mr. Doron was granted an option to purchase up to 400,000 shares of Common Stock. Mr. Doron's employment agreement terminated in accordance with its terms on December 31, 2002, at which time Mr. Doron resigned as President and terminated his employment with the Company. As of December 31, 2002, all 400,000 shares were fully vested and were exercisable for a period of 90 days from December 31, 2002, the date Mr. Doron terminated his employment with the Company.

Separation Agreements

In connection with Mr. Fiallo's resignation and termination of employment effective as of April 5, 2002, the Company and Mr. Fiallo entered into a Separation Agreement and Release. Pursuant to the agreement, Mr. Fiallo was entitled to receive $9,615 per week for a period of twelve months from April 5, 2002, subject to his compliance with the terms of the agreement. In addition, a $100,000 promissory note delivered to the Company by Mr. Fiallo on August 23, 1999 and a $125,000 promissory note delivered to the Company by Mr. Fiallo on January 1, 2000 were forgiven. As of April 5, 2002, Mr. Fiallo held vested options for the purchase of 1,081,971 shares of Common Stock, all of which expired unexercised on July 4, 2002. As of April 5, 2002, Mr. Fiallo also held 933,316 unvested options, all of which terminated on that date.

CERTAIN TRANSACTIONS

On February 21, 2003, an investor group led by Silver Lake Partners, L.P. ("Silver Lake") notified the Company of their intention to exercise their right to redeem their shares of Series D and E Preferred Stock effective as of February 23, 2002. On March 3 2003, the Company redeemed all of the outstanding shares of Series D and E Preferred Stock for approximately $98.6 million in cash. James Davidson, one of the Company's directors, is a founder and principal of Silver Lake.

On August 23, 1999, the Company entered into an interest-free promissory note with Mr. Fiallo, former Chief Executive Officer of the Company, in the amount of $100,000. The outstanding principal balance on the note of $100,000 was forgiven by the Company in connection with Mr. Fiallo's resignation and termination of employment in April 2002. On January 1, 2000, the Company entered into an interest-free promissory note with Mr. Fiallo for the principal amount of $125,000. Pursuant to the terms of the note, the Company forgave 25% of the original principal balance of the note on January 1, 2001 and forgave the remaining original principal balance of $93,500 in connection with the merger of the Enterasys Subsidiary into the Company in August 2001.

COMPARISON OF STOCKHOLDER RETURN

The graph below compares cumulative total stockholder returns for the Company for the fiscal year ended December 28, 2002, the transition year ended December 29, 2001 and the preceding four fiscal years with the Standard & Poor's ("S&P") 500 Index and the S&P Networking Equipment Index. The graph assumes the investment of $100 at the commencement of the measurement period with dividends reinvested. No cash dividends have been declared or paid on the Common Stock. On August 6, 2001, the Riverstone spin-off occurred. The distribution of Riverstone shares to the Company's stockholders is treated as a special dividend for purposes of calculating stockholder return. It is assumed that the shares of Riverstone received in the Riverstone distribution were sold at the when-issued closing market price on August 6, 2001 and all of the proceeds were reinvested in shares of the Common Stock at the when-issued closing market price on the same date. Stockholder returns over the indicated period should not be considered indicative of future stockholder returns.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN, FROM FEBRUARY 28, 1997 THROUGH DECEMBER 27, 2002



Cumulative Total Return

	2/97	2/98	2/99	2/00	2/01	12/01	12/02
Enterasys Networks, Inc.	100	51.45	26.97	162.66	44.65	29.38	5.18
S&P 500	100	135.00	161.65	180.61	165.80	155.25	120.94
S&P Networking Equipment Index.....	100	150.36	286.17	796.61	279.10	216.47	153.35

Each of the Report of the Incentive Compensation Committee on Executive Compensation, the Report of the Audit Committee and the Performance Graph set forth above shall not be deemed incorporated by reference by any general statement incorporating this Proxy Statement into any filing under the Securities Act of 1933, as amended, or under the Securities Exchange Act of 1934, as amended, except to the extent that the Company specifically incorporates this information by reference, and shall not otherwise be deemed filed under such Acts.

INDEPENDENT AUDITORS

The firm of KPMG LLP, independent auditors, has been selected as auditors for the Company for the fiscal year ending December 27, 2003. A representative of KPMG LLP is expected to be present at the Meeting with the opportunity to make a statement if he or she desires and to respond to appropriate questions.

Audit Fees

KPMG LLP fees for professional services rendered in connection with the audit of the Company's annual financial statements and reviews of the Company's quarterly financial statements for the fiscal year ended December 28, 2002 were $5.1 million.

Financial Information Systems Design and Implementation Fees

KPMG LLP did not perform any professional services in connection with the Company's financial information systems design or implementation, the operation of the Company's information system or the management of our local area network.

All Other Fees

KPMG LLP fees for all other services were $1.0 million in the aggregate, including audit-related services of $0.3 million and other non-audit services of $0.7 million. Audit-related services consist primarily of subsidiary audits. Other non-audit services consist primarily of tax services.

The audit committee of the Board of Directors has determined that the provision of services unrelated to the audit of the Company's annual financial statements by KPMG LLP is compatible with maintaining KPMG LLP's independence.

STOCKHOLDER PROPOSALS

Stockholder proposals intended to be presented at the Company's 2004 Annual Meeting of Stockholders must be received by the Company no later than January 6, 2004 in order to be considered by the Company's management to be included in the next annual proxy statement and related proxy materials. Any such proposal must comply with the rules and regulations of the Securities and Exchange Commission.

If a stockholder wishing to present a proposal at the 2004 Annual Meeting of Stockholders (without regard to whether it will be included in the proxy materials for that meeting) fails to notify the Company by March 21, 2004, the proxies received by management for the meeting will confer discretionary authority to vote on any stockholder proposals properly presented at that meeting.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Company's officers and directors, and persons who own more than 10% of the Company's outstanding Common Stock, to file reports of ownership and changes in ownership with the SEC and the New York Stock Exchange. Officers, directors and greater than 10% stockholders are required by SEC regulations to furnish the Company with all copies of Section 16(a) forms they file.

Based solely on its review of the copies of such forms received by it, or written representations from certain reporting persons that no Form 5s were required for those persons, the Company believes that during the fiscal year ended December 28, 2002, all filing requirements were timely satisfied with the exception of a Form 3 filing for Mr. Haak which was filed one day late.

WHERE YOU CAN FIND MORE INFORMATION

The Company files annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any reports, statements, or other information that the Company files at the SEC's public reference room at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549.

Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The Company's SEC filings are also available to the public from commercial document retrieval services and at the Internet World Wide Web site maintained by the SEC at http://www.sec.gov. In addition, stockholders may inspect material information concerning the Company at the New York Stock Exchange, 20 Broad Street, 7th Floor, New York, New York 10005.

The SEC allows the Company to "incorporate by reference" information into this document, which means that the Company can disclose important information to you by referring to another document filed separately with the SEC. The information incorporated by reference is deemed to be a part of this document, except for any information superseded by information contained directly in this document. The Company's Annual Report on Form 10-K for the fiscal year ended December 28, 2002 (which Annual Report and amendment accompanies this Proxy Statement) was previously filed by the Company and is incorporated by reference in this Proxy Statement. The Company also incorporates by reference any documents that it may file with the SEC between the time this Proxy Statement is sent to stockholders and the date of the Meeting.

The Company may have sent to you some of the documents incorporated by reference, but you can obtain any of them through the Company, the SEC or the SEC's Internet World Wide Web site described above. Documents incorporated by reference are available from the Company without charge, including exhibits. Stockholders may obtain documents incorporated by reference into this document by requesting them in writing or by telephone at the following address and telephone number:


Enterasys Networks, Inc.
50 Minuteman Road
Andover, MA 01810
(978) 684-1000
Attention: Investor Relations


If you would like to request documents from the Company, please do so promptly in order to receive timely delivery of such documents prior to the Meeting.

You should rely on the information contained or incorporated by reference in this document to vote your shares at the Meeting. The Company has not authorized anyone to provide you with information that is different from what is contained in this document. This document is dated April 23, 2003 You should not assume that the information contained in this document is accurate as of any date other than that date, and the mailing of this document to stockholders at any time after that date does not create an implication to the contrary. This Proxy Statement does not constitute a solicitation of a proxy in any jurisdiction where, or to or from any person to whom, it is unlawful to make such proxy solicitations in such jurisdiction.

OTHER BUSINESS

The Board of Directors knows of no business to be brought before the Annual Meeting which is not referred to in the accompanying Notice of Annual Meeting. Should any such matters be presented, the persons named in the proxy shall have the authority to take such action in regard to such matters as in their judgment seems advisable.